Exhibit 1

FOR IMMEDIATE RELEASE
Market Cap P$112.7 billion
November 10th, 2017
Contacts:
Pedro Insussarry
Solange Barthe Dennin
(54 11) 4968-3743/3752

Telecom Argentina S.A.

announces consolidated nine month period (‘9M17’) and third quarter results for fiscal year 2017 (‘3Q17’)*

▪

Consolidated Revenues amounted to P$47,263 million (+21.8% vs. 9M16); Service Revenues reached P$41,646 million (+26.7% vs. 9M16); Fixed Voice Services and Internet Services +41.4% and +29.2% vs. 9M16, respectively; and Mobile Services in Argentina +24.5% vs. 9M16.

▪	Mobile subscribers in Argentina: 19.0 million in 9M17.
▪	Mobile Internet in Argentina +64.8% vs. 9M16; 48.9% of Service Revenues.
▪	Mobile ARPU in Argentina increased to P$139.0 per month in 9M17 (+28.4% vs. 9M16).
▪	ADSL ARPU raised to P$350.1 per month in 9M17 (+34.4% vs. 9M16); monthly churn reached 1.4% in 9M17.
▪	Consolidated Operating costs -including D&A and disposals and impairment of PP&E- totaled P$38,306 million (+14.9% vs. 9M16).
▪	Operating Income before Depreciation and Amortization (‘EBITDA’) reached P$14,246 million (+39.5% vs. 9M16), 30.1% of consolidated revenues.
▪

Net Income amounted to P$5,695 million (+128.3% vs. 9M16). Net Income attributable to Telecom Argentina amounted to P$5,641 million (+128.3% vs. 9M16), influenced by the growth in EBITDA and better financial results.

▪	Capex reached P$6,638 million in 9M17, equivalent to 14.0% of Consolidated Revenues.
▪	Net Financial Position: P$503 million in cash and financial assets, an improvement of P$7,660 million vs. 9M16, mostly due to an increase in operating cash flow.

	As of September, 30
(in million P$, except where noted)	2017	2016	Δ $	Δ %
Consolidated Revenues	47,263	38,818	8,445	21.8%
Mobile Services	32,634	27,928	4,706	16.9%
Fixed Services	14,629	10,890	3,739	34.3%
Operating Income before D&A	14,246	10,210	4,036	39.5%
Operating Income	9,018	5,523	3,495	63.3%
Net Income attributable to Telecom Argentina	5,641	2,471	3,170	128.3%
Shareholders’ equity attributable to Telecom Argentina	25,063	17,843	7,220	40.5%
Net Financial Position - Cash / (Debt)	503	(7,157)	7,660	-107.0%
CAPEX (excluding spectrum)	6,638	7,699	(1,061)	-13.8%
Fixed lines in service (in thousand lines)	3,838	3,946	(107)	-2.7%
Mobile customers (in thousand)	21,507	22,433	(925)	-4.1%
Personal (Argentina)	19,030	19,901	(871)	-4.4%
Núcleo (Paraguay) -including Wimax customers-	2,477	2,532	(55)	-2.2%
Broadband accesses (in thousand)	1,746	1,800	(54)	-3.0%
Average Billing per user (ARBU) Fixed Telephony / voice (in P$)	145.6	93.1	52.5	56.3%
Average Revenue per user (ARPU) Mobile Services in Arg. (in P$)	139.0	108.3	30.7	28.4%
Average Revenue per user (ARPU) ADSL (in P$)	350.1	260.4	89.7	34.4%

*Unaudited non financial data

1	www.telecom.com.ar

Buenos Aires, November 10, 2017 - Telecom Argentina (‘Telecom’) - (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net Income of P$5,695 million for the nine month period ended September 30, 2017, or +128.3% when compared to 9M16. Net income attributable to Telecom Argentina amounted to P$5,641 million (+P$3,170 +128.3% vs. 9M16).

	9M17	9M16	Δ $	Δ %
Consolidated Revenues (MMP$)	47.263	38.818	8.445	21,8%
Net Income attributable to Telecom Argentina (MMP$)	5.641	2.471	3.170	128,3%
Earnings attributable to Telecom per Share (P$)	5,8	2,5	3,3
Earnings attributable to Telecom per ADR (P$)	29,1	12,7	16,4
Operating Income before D&A *	30,1%	26,3%
Operating Income *	19,1%	14,2%
Net Income *	12,0%	6,4%

*As a percentage of Consolidated Revenues

 Note: The average of ordinary shares outstanding amounted to 969,159,605.

During 9M17, Consolidated Revenues increased by 21.8% to P$47,263 million (+P$8,445 million vs. 9M16), mainly driven by Fixed Voice Services, Fixed Internet Services and Mobile Services in Argentina. Moreover, Operating Income reached P$9,018 million (+P$3,495 million or +63.3% vs. 9M16).

Consolidated Operating Revenues

Mobile Services

As of September 30, 2017, mobile clients amounted to 21.5 million.

Third Parties Revenues amounted to P$32,634 million (+16.9% vs. 9M16), of which the services revenues represented P$27,311 million (+23.8% vs. 9M16). The commercial strategy was focus on the innovation was focused to the consumption of mobile internet services through an updated offer of plans suitable for all market segments.

Telecom Personal in Argentina

As of September 30, 2017, Personal reached 19.0 million subscribers in Argentina, where postpaid clients represented 34% of the subscriber base.

In 9M17, Third Parties Revenues reached P$30,514 million (+P$4,568 million or +17.6% vs. 9M16) while Service Revenues (excluding equipment sales) amounted to P$25,264 million (+24.5% vs. 9M16), with 48.9% corresponding to mobile internet revenues (vs. 36.9% as in 9M16), as Mobile Internet Revenues amounted to P$12,353 million (+64.8% vs. 9M16). Revenues from Outbound Mobile Services reached P$22,118 million (+22.6% vs. 9M16), mainly due to price increases in Postpaid and Monthly Fee client segments and, in a lesser extent, due to the increases in the amount of online recharges of prepaid subscribers. Meanwhile, Revenues from Inbound Mobile Services amounted to P$1,949 million (+66.9% vs. 9M16), increase that was mainly generated by price increases in CPP and TLRD. In addition, equipment sales decreased by -7.1% vs. 9M16, reaching P$5,250 million, equivalent to 17.2% of total revenues.

The average monthly revenue per user (‘ARPU’) amounted to $139.0 during 9M17 (+28.4% vs. 9M16).

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Commercial Initiatives

During 3Q17, in line with its connectivity strategy for all the family, Personal added more benefits for Prepaid clients to foster the consumption changes towards an intensive use of mobile internet, offering with each recharge of P$50 or more unlimited Whatsapp usage for the entire month without any deduction from the data quota, even if they run out of credit.

Likewise, together with the 4G-network deployment, and with the aim of promoting the technologic evolution towards the 4G clients, Personal added to its wide spectrum of new state-of-the-art devices.

Telecom Personal in Paraguay (‘Núcleo’)

As of September 30, 2017, Núcleo’s subscriber base reached around 2.5 million clients. Prepaid and postpaid customers represented 83% and 17%, respectively.

Núcleo generated revenues from Third Parties equivalent to P$2,120 million during 9M17 (+7.0% vs. 9M16). Internet revenues amounted to P$931 million (+32.1% vs. 9M16) representing 45.5% of 9M17 service revenues (vs. 39.9% in 9M16).

Fixed Services (Voice, Internet and Data)

During 9M17, Revenues generated by Fixed Services totaled to P$14.335 million, +32.6% vs. 9M16; with Voice revenues increasing by +41.4% vs. 9M16, mainly due to price increases in monthly fees. Meanwhile, Internet revenues grew by +29.2% vs. 9M16 and Data Revenues were up by +21.7%.

Voice

Total Voice revenues reached P$6,119 million in 9M17 (+41.4% vs. 9M16). This increase is explained mainly by price increases that came into effect in both corporate and residential segments, and additionally due to the offer of bundled packs that include voice and internet services (‘Arnet + Voz’), that aim to achieve higher levels of customer loyalty and churn reduction.

As a result, the average monthly revenue billed per user (‘ARBU’) reached P$145.6 in 9M17, +56.3% vs. 9M16.

Internet

As of September 30, 2017, Telecom reached 1.7 million ADSL accesses. These connections represented 45.5% of Telecom’s fixed lines in service. Additionally, ADSL ARPU reached P$350.1 in 9M17, +34.4% when compared to 9M16, however  the average monthly churn rate for the period increased reaching 1.4% in 9M17 vs. 1.5% in 9M16. Clients with service of 15Mb or higher currently represent 17% of the total customer base as of 9M17

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Data

Data revenues (services mainly offered to Corporate, SME and Government and to other operators) amounted to P$2,595 million (+P$462 million or +21.7% vs. 9M16), generated in a context that evidence the strong position of Telecom as an integrated ICT provider. This increase was mainly driven by FX rate variations that affected those contracts that are adjusted by the $/U$S exchange rate and due to the increase in the number of clients.

With the aim of supporting the corporate segment development, the Telecom Group continues to innovate the ICT services strengthening its world class datacenters, turning into one of the first providers in Latin America to offer Oracle Engineering Systems infrastructure in a Cloud modality in the Nube Telecom. The result is a platform that allows organizations to accelerate the deployment of their databases and critic apps, in a safe, fast and reliable way. Through these solutions, the clients can hire the infrastructure that they need, while the initial investment and any expense related to technologic update and monthly maintenance are eliminated.

Likewise, as a part of its IOT strategy, Telecom participated of the 1st Smart City Expo of Buenos Aires, presenting its portfolio of solutions for intelligent cities which cover environment, security, transport, government, health and education. Within the environment solutions, “intelligent meters” and “sustainable lighting” are included. In security matters, the “Tetra” solution was presented: an interoperable solution that provides a safe and highly reliable communication system for ambulance services, police and security forces. Finally, Telecom deployed a platform for the security management for public transport. The platform allows to receive and to control the location of the vehicles, the onboard camera installation and the driver communication.

Consolidated Operating Costs

Consolidated Operating Costs totaled P$38,306 million in 9M17, an increase of P$4,975 million, or +14.9% vs. 9M16 (including ‘Disposals and impairment of PP&E’ that resulted in a loss of P$95 million in 9M17 vs. a loss of P$202 million in 9M16). Continuing with the trend observed during the lasts quarters, this overall increase is below inflation levels or Revenue growth, which allowed a significant increase in the Company’s EBITDA and to improve its margin. This was a result of a higher level of efficiency in the cost structure. Higher costs are mainly associated to the effect of a highly competitive environment in the mobile and Internet businesses, the impact of higher direct and indirect labor costs generated by the operations in Argentina, the increase in fees for services related to price adjustments in supplier contracts, increases in taxes and fees with regulatory authorities, in bad debt expenses and higher D&A, that were partially offset by lower cost of handsets sold, VAS costs and commissions, among others.

The cost breakdown is as follows:

- Employee benefit expenses and severance payments totaled P$9,158 million (+27.0% vs. 9M16), mainly affected by increases in salaries to unionized and non‐unionized employees together with the associated social security contributions. Finally, total employees at the end of 9M17 amounted to 15,510.

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- Interconnection costs and other telecommunication charges (including TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$2,295 million, +17.5% vs. 9M16. This increase resulted mainly from higher costs related to TLRD due to price increases.

- Fees for services, maintenance, materials and supplies amounted to P$4,756 million (+32.8% vs. 9M16), mainly due to costs increases in software maintenance in the fixed segment and systems’ licenses in the mobile segment. There also were increases mainly in costs associated with fees for services, mainly related to call centers and higher costs recognized to suppliers in both mobile and fixed segments.

- Taxes and fees with regulatory authorities reached P$4,416 million (+16.2% vs. 9M16), impacted mainly due to the increase in fixed and mobile services revenues, and as a consequence the increase in turnover tax, as well as higher bank debit and credit taxes related to collection flows and payments to suppliers in 9M17 vs. 9M16.

- Commissions (Commissions paid to agents, prepaid card commissions and others) totaled P$2,685 million (-3.9% vs. 9M16). Decrease in commissions (before SAC capitalization, P$3,416 million in 9M17 vs. P$3,841 million in 9M16) is mainly due to a reduction in commissions paid to commercial channels, explained by lower levels of additions as well as lower handset sales, and also due to greater efficiencies of a new agent commission model, and reduction in collection, CPP and other fees mainly through electronic means of payment. Agent commissions capitalized as SAC amounted to P$731 million (-30.1% vs. 9M16), being this reduction related to a lower level of additions.

- Cost of handsets sold totaled P$4,638 million (+0.2% vs. 9M16), this decrease was mainly due to a reduction in quantities of handsets sold, given the modification in strategy where the effort was centered more in the change of devices in order to achieve higher upselling of mobile plans and less on capture operations, partially offset by higher cost per device. Deferred costs from SAC amounted to P$58 million (-38.3% vs. 9M16). Lower deferred costs were derived from lower quantities of equipment sales during the nine month period of FY17.

- Advertising amounted to P$769 million (+40.3% vs. 9M16), due to new advertising campaigns launched by the Group in 2017.

- Depreciation and Amortization reached P$5,133 million (+14.4% vs. 9M16). PP&E depreciation amounted to P$3,702 million (+19.9% vs. 9M16) resulting from the incorporation of assets related to the investment plan that the Group has been executing; the amortization of SAC and service connection costs that totaled P$1,160 million (+6.7% vs. 9M16); the amortization of 3G/4G licenses that amounted to P$245 million (-15.2% vs. 9M16), due to the extension in the duration of the license, and the amortization of other intangible assets that reached P$26 million (+18.2% vs. 9M16).

- Other Costs totaled P$4,361 million (+5.7% vs. 9M16), of which Bad debt expenses reached P$920 million (+9.0% vs. 9M16), representing 2.4% of consolidated costs in 9M17; this increase was partially offset by a decrease on VAS costs that totaled P$690 million (-39.6% vs. 9M16), due to a redesign in the offer of these services.

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Consolidated Financial Results

Net Financial Results totaled a loss of P$276 million, which represented an improvement of P$1,406 million vs. 9M16. This was mainly explained by lower losses from net interests of P$388 million in 9M17 (+P$751 million vs. 9M16), due to lower cost from financial liabilities. Furthermore, FX results net of NDF instruments totaled P$555 million in 9M17 (vs. a loss of P$748 million in 9M16) mainly due to a reduction in the peso depreciation occurred since December 2016 in comparison with 9M16. Moreover, gains on mutual funds and other investment reached P$708 million (+P$454 million vs. 9M16), driven by higher yields and invested amounts.

in million of P$	9M16	9M17	$ Var
Net Interests	-$ 1.139	-$ 388	$ 751
Gains on Mutual Funds & other inv.	$ 254	$ 708	$ 454
FX results net of NDF
instruments	-$ 748	-$ 555	$ 193
Others	-$ 49	-$ 41	$ 8
Total	-$ 1.682	-$ 276	$ 1.406

Consolidated Net Financial Position

As of September 30, 2017, Net Financial Position (Cash, Cash Equivalents and financial Investments minus Loans) totaled P$503 million in cash and cash equivalents, a better position of P$7,660 million when compared to the Net Financial Position (Debt) as of September 30, 2016, this latter improvement during 9M17, was due to the increase in EBITDA and a greater efficiency in working capital management.

Capital Expenditures

During 9M17, the Company invested P$6,638 million (-13.8% vs. 9M16). Of this amount, P$3,206 million were allocated to Fixed Services and P$3,432 million to Mobile services, focusing on projects that maximize network capacity and on the development of products and services that contribute to address the customers needs that today demand for connectivity and data availability. In relative terms, Capex reached 14.0% of consolidated revenues.

In terms of infrastructure, the deployment of the 4G/LTE network continued throughout the country and also the technologic reconversion from the 2G and 3G networks, as well as we continued with the deployment of optical fiber  in order to connect homes with broad band services. In this frame, the new 4G network was inagurated in the cities or localities of the Northern region of Argentina of Tilcara, Abra Pampa and Cafayate extending the high speed mobile Internet services to La Quebrada and Valles Calchaquíes localities. Furthermore, a fiber backbone network of almost 200km installed which connects twelve locations between Rosario de Lerma and Cafayate, allowing a better fixed connectivity experience through the Arnet service. In the AMBA region, Personal continued with the deployment of 4G/LTE service in all the subways lines, enchacing the access to the high speed data services for its clients during their subway trips.

Relevant Matters

General Ordinary and Extraordinary Shareholders’ meeting of Telecom Argentina S.A.

In the General Ordinary and Extraordinary Shareholder´s meeting held on August 31, 2017 it the merger by absorption of Cablevisión (conditioned upon obtaining the regulatory approvals and compliance with other conditions established on the Preliminary Merger

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Agreement) was approved by which Telecom Argentina, as surviving company, will absorb by merger Cablevisión , as absorbed company (the ‘Merger’).
Furthermore, the Exchange Ratio of Cablevisión’s shares for Telecom Argentina’s shares was also approved, which is stated in Fifth Section of the Preliminary Merger Agreement.

Additionally, the modification of sections 1st; 4th; 5th; 7th; 8th; 10th; 10th Bis; 11th; 13th and 14th of the Corporate Bylaws of Telecom Argentina was approved, in order that such modification will take effect as of the date on which the Merger becomes effective.

Finally, the increase in the capital stock of Telecom Argentina up to $1,184,528,406 (or the amount that results in case of any possible Adjustments to the Exchange Ratio) and the delegation of powers to the Board of Directors (on the Effective Merger Date and always between the two years to be counted as of the date of this Shareholders’ Meeting) to issue 1,184,528,406 shares (or the amount that results in case of any possible Adjustments to the Exchange Ratio) all of which are ordinary, book-entry, of par value of one Argentine Peso and of one vote per share, was approved, so as to be delivered to the shareholders of Cablevisión once the merger is effective.

Other Relevant Matters

Ordinary General Shareholder´s meeting of Telecom Personal

The Ordinary General Shareholder´s Meeting of Telecom Personal held on November 6, 2017, decided to disaffect from the “Future Reserve for cash dividends” P$1,500 million and distribute them as cash dividends, which will be available to the shareholder (Telecom Argentina) on November 14, 2017.

Final Merger Agreement between Telecom Argentina and Cablevisión

On October 31, 2017, having complied with all the required legal matters, Telecom and Cablevisión S.A. executed the Final Merger Agreement in accordance with the terms of Section 83, item 4) of the General Corporate Law and ad referendum of the authorizations of the ‘Ente Nacional de Comunicaciones’ (‘ENACOM’) that could apply under Decree number 267/15-

Call for the Ordinary General Shareholders’ Meeting

The Company’s Board of Directors, in a meeting held on November 2, 2017, resolved to summon for an Ordinary General Shareholders’ Meeting to be held on November 30, 2017, for the purpose of considering the delegation of powers to the Board of Directors to decide upon the partial or total withdrawal of the “Reserve for Future Cash Dividends” and the distribution of the withdrawn funds as cash dividends, in the amounts and dates determined by the Board of Directors.

Resolutions of the Nortel Inversora (“Nortel”)’s Common Shares and Class B Preferred Shares Special Shareholders’ Meetings

In relation to the Telecom Group Reorganization on November 10, 2017 were held the Nortel’s Common Shares and Class B Preferred Shares Special Shareholders’ Meetings that considered and approved the following:

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Common Shares Special Shareholders’ Meeting

The Common Shares Special Shareholders’ Meeting resolved to approve the dilution of its voting rights on Nortel as a result of the exchange ratio offered to the common shares within the context of the merger of Nortel with and into Telecom Argentina as surviving entity in the framework of the Telecom Group Reorganization.

Class B Preferred Shares Shareholders’ Meeting

The Class B Preferred Shares Shareholders’ Meeting resolved as follows:

• To approve the Merger of Nortel with and into Telecom Argentina as surviving company in the framework of the Telecom Group Reorganization;

• To approve the dissolution of Nortel as a result of the merger;

•  To approve the exchange ratio of the Class B Preferred Shares of Nortel in exchange for Class B Common Shares of Telecom Argentina with voting rights as established in the Preliminary Reorganization Agreement dated March 31, 2017;

• To approve the waiver and removal of the provisions of Condition No. 9, under the heading “Commitments” of the Conditions for the Issuance of the Class B Preferred Shares;

•  To approve the legal and accounting documents related to the Merger, including the Preliminary Reorganization Agreement, the special and consolidated financial statements of the merger, the Supervisory Committee’s report, the amendment of the bylaws of Telecom Argentina, and the subscription of the Final Reorganization Agreement.

*********

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Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (‘Nortel’), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s issued common stock. Nortel is a holding company whose common stock (approximately 78% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of September 30, 2017, Telecom continued to have 984,380,978 shares issued and 969,159,605 shares outstanding.

For more information, please contact Investor Relations:

Pedro Insussarry (5411) 4968 3743	Solange Barthe Dennin (5411) 4968 3752	Luis F. Rial Ubago (5411) 4968 3718	Antonella Papaleo (5411) 4968 6236	Nahuel Monsalvo (5411) 4698 4448

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies,  and currency transfer policy generally, the ‘pesification’ of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Mariano M. Ibáñez

Chairman

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TELECOM ARGENTINA S.A.
Consolidated information
Nine month period and Third Quarter - Fiscal Year 2017
(In million of Argentine pesos)

1-   Consolidated Balance Sheet

	09/30/17	12/31/16	Δ $	Δ %
Cash and cash equivalents	6,197	3,945	2,252	57.1%
Financial Investments	1,982	1,751	231	13.2%
Trade receivables	7,824	7,577	247	3.3%
Other Receivables	1,171	1,011	160	15.8%
Inventories	1,951	1,278	673	52.7%
Total current assets	19,125	15,562	3,563	22.9%
Financial Investments	4,135	324	3,811	-
Trade receivables	16	208	(192)	-92.3%
Property, plant and equipment (‘PP&E’)	26,333	23,165	3,168	13.7%
Intangible assets	7,194	7,592	(398)	-5.2%
Other Receivables	1,232	1,063	169	15.9%
Total non-current assets	38,910	32,352	6,558	20.3%
Total Assets	58,035	47,914	10,121	21.1%
Trade payables	10,660	8,979	1,681	18.7%
Deferred revenues	818	443	375	84.7%
Financial debt	2,816	3,266	(450)	-13.8%
Salaries and social security payables	2,071	1,610	461	28.6%
Income tax payables	2,491	724	1,767	-
Other taxes payables	1,169	1,149	20	1.7%
Dividend Payable	20	-	20	-
Other liabilities	88	69	19	27.5%
Provisions	382	271	111	41.0%
Total current liabilities	20,515	16,511	4,004	24.3%
Trade payables	169	152	17	11.2%
Deferred revenues	409	445	(36)	-8.1%
Financial debt	8,995	8,646	349	4.0%
Salaries and social security payables	180	184	(4)	-2.2%
Deferred income tax liabilities	188	569	(381)	-67.0%
Income tax payables	3	7	(4)	-57.1%
Other liabilities	212	170	42	24.7%
Provisions	1,615	1,352	263	19.5%
Total non-current liabilities	11,771	11,525	246	2.1%
TOTAL LIABILITIES	32,286	28,036	4,250	15.2%

Equity attributable to Telecom Argentina (Controlling Company)	25,063	19,336	5,727	29.6%
Non-controlling interest	686	542	144	26.6%
TOTAL EQUITY	25,749	19,878	5,871	29.5%
TOTAL LIABILITIES AND EQUITY	58,035	47,914	10,121	21.1%

2-   Consolidated Loans

	09/30/17	12/31/16	Δ $	Δ %
Bank overdrafts - principal (Personal)	49	1,666	(1,617)	-97.1%
Bank overdrafts - principal (Telecom Argentina)	561	41	520	-
Banks loans - principal (Nucleo)	107	219	(112)	-51.1%
Banks loans - Other - principal (Personal)	-	620	-	-
Notes - principal (Personal)	718	566	152	26.9%
NDF	26	2	24	-
Accrued interest (Personal)	1,352	145	1,207	-
Accrued interest (Núcleo)	1	7	(6)	-85.7%
Accrued interest (Telecom Argentina)	2	-	2	-
Total Current Loans	2,816	3,266	(450)	-13.8%
Notes - principal (Personal)	741	2,084	(1,343)	-64.4%
Banks loans - IFC Loan - principal (Personal)	7,963	6,234	1,729	27.7%
Banks loans - principal (Nucleo)	258	328	(70)	-21.3%
NDF	33	-	33	-
Total Non Current Loans	8,995	8,646	349	4.0%
Total Loans	11,811	11,912	(101)	-0.8%

Cash and cash equivalents, and Financial Investments	12,314	6,020	6,294	104.6%
Net Financial Position - Cash (Debt)	503	(5,892)	6,395	-108.5%

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TELECOM ARGENTINA S.A.
Consolidated information
Nine month period and Third Quarter - Fiscal Year 2017
(In million of Argentine pesos)

3-   Consolidated Income Statements

	09/30/17	09/30/16	Δ $	Δ %

Revenues	47,263	38,818	8,445	21.8%
Other income	61	36	25	69.4%
Total Revenues & Other Income	47,324	38,854	8,470	21.8%
Consolidated Operating Costs	(38,306)	(33,331)	(4,975)	14.9%
Operating income	9,018	5,523	3,495	63.3%
Finance results, net	(276)	(1,682)	1,406	-83.6%
Net income before income tax expense	8,742	3,841	4,901	127.6%
Income tax expense	(3,047)	(1,346)	(1,701)	126.4%
Net income	5,695	2,495	3,200	128.3%

Attributable to:
Telecom Argentina (Controlling Company)	5,641	2,471	3,170	128.3%
Non-controlling interest	54	24	30	125.0%

Operating income before D&A	14,246	10,210	4,036	39.5%
As % of Revenues	30.1%	26.3%

Finance Income and Expenses	09/30/17	09/30/16	Δ $	Δ%
Finance Income
Gains on investments	616	224	392	175.0%
Gains on Mutual Funds	92	30	62	-
Interest on receivables	546	252	294	116.7%
Tuves Paraguay shares purchase option	-	7	(7)	-
Foreign currency exchange gains	498	88	410	-
Others	21	-	21	-
Total finance income	1,773	601	1,172	195.0%
Finance expenses
Interest on financial debt	(659)	(1,200)	541	-45.1%
Interest on salaries and social security, other taxes and accounts payable	(38)	(25)	(13)	52.0%
Interest on Provisions	(237)	(166)	(71)	42.8%
Present value effect of salaries and social security and other taxes payables and other liabilities	(2)	(17)	15	-88.2%
Quinquennial financial costs	(35)	(28)	(7)	25.0%
Foreign currency exchange losses	(1,053)	(836)	(217)	26.0%
Tuves Paraguay shares purchase option	(22)	-	(22)	-
Others	(3)	(11)	8	-72.7%
Total finance expenses	(2,049)	(2,283)	234	-10.2%
	(276)	(1,682)	1,406	-83.6%

4-   Consolidated Income Statements

Three Months Comparison	09/30/17	09/30/16	Δ $	Δ %

Revenues	16,719	13,412	3,307	24.7%
Other income	22	7	15	-
Total Revenues & Other Income	16,741	13,419	3,322	24.8%
Consolidated Operating Costs	(13,574)	(11,617)	(1,957)	16.8%
Operating income	3,167	1,802	1,365	75.7%
Finance results, net	(16)	(636)	620	-97.5%
Net income before income tax expense	3,151	1,166	1,985	170.2%
Income tax expense	(1,095)	(408)	(687)	168.4%
Net income	2,056	758	1,298	171.2%

Attributable to:
Telecom Argentina (Controlling Company)	2,026	746	1,280	171.6%
Non-controlling interest	30	12	18	150.0%

Operating income before D&A	4,902	3,446	1,456	42.3%
As % of Revenues	29.3%	25.7%

11	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Nine month period and Third Quarter - Fiscal Year 2017

(In million of Argentine pesos)

5-   Breakdown of the Income Statements

	09/30/17	09/30/16	Δ $	Δ %
REVENUES FROM SERVICES	41,646	32,874	8,772	26.7%
Fixed Services	14,335	10,812	3,523	32.6%
Voice	6,119	4,328	1,791	41.4%
Internet	5,621	4,351	1,270	29.2%
Data	2,595	2,133	462	21.7%

Mobile Services	27,311	22,062	5,249	23.8%
Telecom Personal	25,264	20,297	4,967	24.5%
Outbound	22,118	18,043	4,075	22.6%
Postpaid	6,282	5,033	1,249	24.8%
Monthly basic charges	9,659	7,496	2,163	28.9%
Prepaid	6,177	5,514	663	12.0%
Inbound	1,949	1,168	781	66.9%
From Fixed services - CPP	776	494	282	57.1%
From Mobile services - TLRD	1,173	674	499	74.0%
Others	1,197	1,086	111	10.2%

Núcleo	2,047	1,765	282	16.0%
Outbound	1,789	1,426	363	25.5%
Postpaid	58	44	14	31.8%
Monthly basic charges	710	560	150	26.8%
Prepaid	1021	822	199	24.2%
Inbound	101	95	6	6.3%
From Fixed services - Interconnection	5	7	(2)	-28.6%
From Mobile services - TLRD	96	88	8	9.1%
Others	157	244	(87)	-35.7%

REVENUES FROM EQUIPMENT SALES	5,617	5,944	(327)	-5.5%
Fixed Services	294	78	216	-
Mobile Services	5,323	5,866	(543)	-9.3%
Equipments (Personal)	5,250	5,649	(399)	-7.1%
Equipments (Núcleo)	73	217	(144)	-66.4%
REVENUES	47,263	38,818	8,445	21.8%

OTHER INCOME	61	36	25	69.4%
Fixed	49	35	14	40.0%
Mobile	12	1	11	-
TOTAL REVENUES & OTHER INCOME	47,324	38,854	8,470	21.8%

12	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Nine month period and Third Quarter - Fiscal Year 2017

(In million of Argentine pesos)

6-   Breakdown of the Income Statements

Three Months Comparison

	09/30/17	09/30/16	Δ $	Δ %
REVENUES FROM SERVICES	14,556	11,597	2,959	25.5%
Fixed Services	5,004	3,821	1,183	31.0%
Voice	2,143	1,577	566	35.9%
Internet	1,952	1,513	439	29.0%
Data	909	731	178	24.4%

Mobile Services	9,552	7,776	1,776	22.8%
Telecom Personal	8,772	7,139	1,633	22.9%
Outbound	7,718	6,255	1,463	23.4%
Postpaid	2,158	1,696	462	27.2%
Monthly basic charges	3,454	2,581	873	33.8%
Prepaid	2,106	1,978	128	6.5%
Inbound	626	443	183	41.3%
From Fixed services - CPP	240	203	37	18.2%
From Mobile services - TLRD	386	240	146	60.8%
Others	428	441	-13	-2.9%

Núcleo	780	637	143	22.4%
Outbound	689	510	179	35.1%
Postpaid	22	14	8	57.1%
Monthly basic charges	285	198	87	43.9%
Prepaid	382	298	84	28.2%
Inbound	37	33	4	12.1%
From Fixed services - Interconnection	1	2	(1)	-50.0%
From Mobile services - TLRD	36	31	5	16.1%
Others	54	94	(40)	-42.6%

REVENUES FROM EQUIPMENT SALES	2,163	1,815	348	19.2%
Fixed Services	269	13	256	-
Mobile Services	1,894	1,802	92	5.1%
Equipments (Personal)	1,871	1,711	160	9.4%
Equipments (Núcleo)	23	91	(68)	-74.7%
REVENUES	16,719	13,412	3,307	24.7%

OTHER INCOME	22	7	15	-
Fixed	17	14	3	21.4%
Mobile	5	-7	12	-171.4%
TOTAL REVENUES & OTHER INCOME	16,741	13,419	3,322	24.8%

13	www.telecom.com.ar

TELECOM ARGENTINA S.A.
Consolidated information
Nine month period and Third Quarter - Fiscal Year 2017
(In million of Argentine pesos)

7-   Consolidated Income Statements

	09/30/17	09/30/16	Δ $	Δ %
Revenues	47,263	38,818	8,445	21.8%
Other income	61	36	25	69.4%
Total Revenues & Other Income	47,324	38,854	8,470	21.8%
Employee benefit expenses and severance payments	(9,158)	(7,213)	(1,945)	27.0%
Interconnection costs and other telecommunication charges	(2,295)	(1,954)	(341)	17.5%
Fees for services, maintenance, materials and supplies	(4,756)	(3,580)	(1,176)	32.8%
Taxes and fees with the Regulatory Authority	(4,416)	(3,799)	(617)	16.2%
Commissions	(2,685)	(2,795)	110	-3.9%
Cost of equipments and handsets	(4,638)	(4,631)	(7)	0.2%
Advertising	(769)	(548)	(221)	40.3%
Cost of Value Added Services	(690)	(1,142)	452	-39.6%
Provisions	(357)	(106)	(251)	-
Bad debt expenses	(920)	(844)	(76)	9.0%
Other operating expenses	(2,394)	(2,032)	(362)	17.8%
Subtotal Operating costs before D&A	(33,078)	(28,644)	(4,434)	15.5%
Operating income before D&A	14,246	10,210	4,036	39.5%
D&A	(5,133)	(4,485)	(648)	14.4%
Disposals and Impairment of PP&E	(95)	(202)	107	-53.0%
Operating income	9,018	5,523	3,495	63.3%
Finance Income	1,773	601	1,172	195.0%
Finance Expenses	(2,049)	(2,283)	234	-10.2%
Net income before income tax expense	8,742	3,841	4,901	127.6%
Income tax expense	(3,047)	(1,346)	(1,701)	126.4%
Net Income	5,695	2,495	3,200	128.3%
Attributable to:
Telecom Argentina (Controlling Company)	5,641	2,471	3,170	128.3%
Non-controlling interest	54	24	30	125.0%

14	www.telecom.com.ar

TELECOM ARGENTINA S.A.
Consolidated information
Nine month period and Third Quarter - Fiscal Year 2017
(In million of Argentine pesos)

8-   CONSOLIDATED INCOME STATEMENTS

Three Months Comparison

	09/30/17	09/30/16	Δ $	Δ %
Revenues	16,719	13,412	3,307	24.7%
Other income	22	7	15	-
Total Revenues & Other Income	16,741	13,419	3,322	24.8%
Employee benefit expenses and severance payments	(3,280)	(2,778)	(502)	18.1%
Interconnection costs and other telecommunication charges	(763)	(624)	(139)	22.3%
Fees for services, maintenance, materials and supplies	(1,797)	(1,245)	(552)	44.3%
Taxes and fees with the Regulatory Authority	(1,546)	(1,305)	(241)	18.5%
Commissions	(882)	(945)	63	-6.7%
Cost of equipments and handsets	(1,869)	(1,548)	(321)	20.7%
Advertising	(290)	(177)	(113)	63.8%
Cost of Value Added Services	(224)	(350)	126	-36.0%
Provisions	(98)	(25)	(73)	-
Bad debt expenses	(245)	(326)	81	-24.8%
Other operating expenses	(845)	(650)	(195)	30.0%
Subtotal Operating costs before D&A	(11,839)	(9,973)	(1,866)	18.7%
Operating income before D&A	4,902	3,446	1,456	42.3%
D&A	(1,741)	(1,591)	(150)	9.4%
Disposals and Impairment of PP&E	6	(53)	59	-111.3%
Operating income	3,167	1,802	1,365	75.7%
Finance Income	757	129	628	-
Finance Expenses	(773)	(765)	(8)	1.0%
Net income before income tax expense	3,151	1,166	1,985	170.2%
Income tax expense	(1,095)	(408)	(687)	168.4%
Net Income	2,056	758	1,298	171.2%
Attributable to:
Telecom Argentina (Controlling Company)	2,026	746	1,280	171.6%
Non-controlling interest	30	12	18	150.0%

15	www.telecom.com.ar